SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13(d)-2(a)

                               (Amendment No. _)(1)

                              UOL PUBLISHING, INC.
--------------------------------------------------------------------------------
                                (Name of issuer)

                           COMMON STOCK $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   903196 10 3
--------------------------------------------------------------------------------
                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                     OLSHAN GRUNDMAN FROME & ROSENZWEIG LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 August 30, 1998
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box /X/.

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 38 Pages)
--------
         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------                     ----------------------------
CUSIP No. 903196 10 3                   13D           Page 2 of 38 Pages
-------------------------------                     ----------------------------


================================================================================
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                       Wheatley Partners, L.P.
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                       (b) / /
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
                       WC, OO
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OR ORGANIZATION

                       Delaware
--------------------------------------------------------------------------------
 NUMBER OF            7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                              985,238(1) shares
  OWNED BY
    EACH
 REPORTING
PERSON WITH
            --------------------------------------------------------------------
                      8          SHARED VOTING POWER

                                          77,906(2) shares
            --------------------------------------------------------------------
                      9          SOLE DISPOSITIVE POWER

                                          985,238(1) shares
            --------------------------------------------------------------------
                     10          SHARED DISPOSITIVE POWER

                                          77,906(2) shares
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON

                       1,063,144(1)(2) shares
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       23.1%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

                       PN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
(1) Includes (i) 174,266 shares of Common Stock issuable upon exercise of warrants, (ii) 211,231 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock and (iii) 335,162 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock, all of which is held by Wheatley Partners, L.P.
(2) Includes (i) 14,805 shares of Common Stock issuable upon exercise of warrants, (ii) 17,945 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock and (iii) 28,474 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock, all of which is held by Wheatley Foreign Partners, L.P. Wheatley Partners, L.P. disclaims

-------------------------------                     ----------------------------
CUSIP No. 903196 10 3                   13D           Page 3 of 38 Pages
-------------------------------                     ----------------------------




         beneficial ownership of these securities, except to the extent of its equity interest therein.

-------------------------------                     ----------------------------
CUSIP No. 903196 10 3                   13D           Page 4 of 38 Pages
-------------------------------                     ----------------------------


================================================================================
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                       Barry Rubenstein
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                       (b) / /
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
                       OO
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OR ORGANIZATION

                       United States
--------------------------------------------------------------------------------
 NUMBER OF            7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                              0 shares
  OWNED BY
    EACH
 REPORTING
PERSON WITH
            --------------------------------------------------------------------
                      8          SHARED VOTING POWER

                                          1,162,985(1) shares
            --------------------------------------------------------------------
                      9          SOLE DISPOSITIVE POWER

                                          0 shares
            --------------------------------------------------------------------
                     10          SHARED DISPOSITIVE POWER

                                          1,162,985(1) shares
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON

                       1,162,985(1) shares
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       24.8%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

                       IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes (a)(i) 174,266 shares of Common Stock issuable upon exercise of warrants, (ii) 211,231 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock and (iii) 335,162 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock, all of which is held by Wheatley Partners, L.P.,
         (b)(i) 14,805 shares of Common Stock issuable upon exercise of warrants, (ii) 17,945 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock and (iii) 28,474 shares of Common Stock issuable upon conversion of shares of Series D

-------------------------------                     ----------------------------
CUSIP No. 903196 10 3                   13D           Page 5 of 38 Pages
-------------------------------                     ----------------------------




         Preferred Stock, all of which is held by Wheatley Foreign Partners, L.P., (c)(i) 17,725 shares of Common Stock issuable upon exercise of warrants, (ii) 21,484 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock and (iii) 18,181 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock, all of which is held by Woodland Partners and (d)(i) 11,816 shares of Common Stock issuable upon exercise of warrants and (ii) 14,322 shares of Common Stock issuable upon conversion of shares of Series C
         Preferred Stock, one-half of which is held by each of the Woodland Venture Fund and Seneca Ventures. Mr. Rubenstein disclaims beneficial ownership of these securities, except to the extent of his respective equity interest therein.

-------------------------------                     ----------------------------
CUSIP No. 903196 10 3                   13D           Page 6 of 38 Pages
-------------------------------                     ----------------------------




================================================================================
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                       Irwin Lieber
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                       (b) / /
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
                       PF, OO
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OR ORGANIZATION

                       UNITED STATES
--------------------------------------------------------------------------------
 NUMBER OF            7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                              67,169(1) shares
  OWNED BY
    EACH
 REPORTING
PERSON WITH
            --------------------------------------------------------------------
                      8          SHARED VOTING POWER

                                          1,070,986(2) shares
            --------------------------------------------------------------------
                      9          SOLE DISPOSITIVE POWER

                                          67,169(1) shares
            --------------------------------------------------------------------
                     10          SHARED DISPOSITIVE POWER

                                          1,070,986(2) shares
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON

                       1,138,155(1)(2) shares
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       24.4%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

                       IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes (i) 14,771 shares of Common Stock issuable upon exercise of warrants, (ii) 17,904 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock and (iii) 18,181 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock, all of which is held by Mr. Lieber.
(2) Includes (a)(i) 174,266 shares of Common Stock issuable upon exercise of warrants, (ii) 211,231 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock and (iii) 335,162 shares of Common Stock

-------------------------------                     ----------------------------
CUSIP No. 903196 10 3                   13D           Page 7 of 38 Pages
-------------------------------                     ----------------------------


         issuable upon conversion of shares of Series D Preferred Stock, all of which is held by Wheatley Partners, L.P., (b)(i) 14,805 shares of Common Stock issuable upon exercise of warrants, (ii) 17,945 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock and (iii) 28,474 shares of Common Stock issuable upon conversion of Series D Preferred Stock, all of which is held by Wheatley Foreign Partners, L.P. and (c)(i) 3,545 shares of Common Stock issuable upon exercise of warrants and (ii) 4,297 shares of Common Stock issuable upon conversion of shares of Series C Preferred stock, all of which is owned by one of Mr. Lieber's children and whose shares may be deemed to be beneficially owned by Mr. Lieber. Mr. Lieber disclaims beneficial ownership of these securities, except to the extent of his respective equity interest therein.

-------------------------------                     ----------------------------
CUSIP No. 903196 10 3                   13D           Page 8 of 38 Pages
-------------------------------                     ----------------------------




================================================================================
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                       Barry Fingerhut
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                       (b) / /
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
                       PF, OO
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OR ORGANIZATION

                       United States
--------------------------------------------------------------------------------
 NUMBER OF            7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                              160,700(1) shares
  OWNED BY
    EACH
 REPORTING
PERSON WITH
            --------------------------------------------------------------------
                      8          SHARED VOTING POWER

                                          1,063,144(2) shares
            --------------------------------------------------------------------
                      9          SOLE DISPOSITIVE POWER

                                          160,700(1) shares
            --------------------------------------------------------------------
                     10          SHARED DISPOSITIVE POWER

                                          1,063,144(2) shares
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON

                       1,223,844(1)(2) shares
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       25.8%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

                       IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes (a)(i) 37,814 shares of Common Stock issuable upon exercise of warrants, (ii) 45,835 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock, (iii) 2,500 shares of Common Stock issuable upon exercise of options and (iv) 45,454 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock, all of which is held by Mr. Fingerhut, and (b)(i) 2,954 shares of Common Stock issuable upon exercise of warrants and (ii) 3,580 shares of Common Stock issuable upon

-------------------------------                     ----------------------------
CUSIP No. 903196 10 3                   13D           Page 9 of 38 Pages
-------------------------------                     ----------------------------


         conversion of shares of Series C Preferred Stock, all of which is held by an account for which Mr. Fingerhut has sole voting and dispositive power.
(2) Includes (a)(i) 174,266 shares of Common Stock issuable upon exercise of warrants, (ii) 211,231 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock and (iii) 335,162 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock, all of which is held by Wheatley Partners, L.P., and
         (b)(i) 14,805 shares of Common Stock issuable upon exercise of warrants, (ii) 17,945 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock and (iii) 28,474 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock, all of which is held by Wheatley Foreign Partners, L.P. Mr. Fingerhut disclaims beneficial ownership of these securities, except to the extent of his respective equity interest therein.

-------------------------------                     ----------------------------
CUSIP No. 903196 10 3                   13D           Page 10 of 38 Pages
-------------------------------                     ----------------------------


================================================================================
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                       Wheatley Partners, LLC
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                       (b) / /
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
                       WC, OO
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OR ORGANIZATION

                       Delaware
--------------------------------------------------------------------------------
 NUMBER OF            7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                              0 shares
  OWNED BY
    EACH
 REPORTING
PERSON WITH
            --------------------------------------------------------------------
                      8          SHARED VOTING POWER

                                          1,063,144(1) shares
            --------------------------------------------------------------------
                      9          SOLE DISPOSITIVE POWER

                                          0 shares
            --------------------------------------------------------------------
                     10          SHARED DISPOSITIVE POWER

                                          1,063,144(1) shares
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON

                       1,063,144(1) shares
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       23.1%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

                       OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes (a)(i) 174,266 shares of Common Stock issuable upon exercise of warrants, (ii) 211,231 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock and (iii) 335,162 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock, all of which is held by Wheatley Partners, L.P., and
         (b)(i) 14,805 shares of Common Stock issuable upon exercise of warrants, (ii) 17,945 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock and (iii) 28,474 shares of Common Stock issuable upon conversion of shares of Series D

-------------------------------                     ----------------------------
CUSIP No. 903196 10 3                   13D           Page 11 of 38 Pages
-------------------------------                     ----------------------------




         Preferred Stock, all of which is held by Wheatley Foreign Partners, L.P. Wheatley Partners, LLC disclaims beneficial ownership of these securities, except to the extent of its respective equity interest therein.

-------------------------------                     ----------------------------
CUSIP No. 903196 10 3                   13D           Page 12 of 38 Pages
-------------------------------                     ----------------------------


================================================================================
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                       Seth Lieber
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) / /
                                                                      (b) / /
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
                       PF, OO
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)                               / /
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OR ORGANIZATION

                       United States
--------------------------------------------------------------------------------
 NUMBER OF            7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                              9,346(1) shares
  OWNED BY
    EACH
 REPORTING
PERSON WITH
            --------------------------------------------------------------------
                      8          SHARED VOTING POWER

                                          1,063,144(2) shares
            --------------------------------------------------------------------
                      9          SOLE DISPOSITIVE POWER

                                          9,346(1) shares
            --------------------------------------------------------------------
                     10          SHARED DISPOSITIVE POWER

                                          1,063,144(2) shares
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON

                       1,072,490(1)(2) shares
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                             / /
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       23.2%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

                       IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes (i) 2,954 shares of Common Stock issuable upon conversion of warrants and (ii) 3,580 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock, all of which is held by Mr. Lieber.
(2) Includes (a)(i) 174,266 shares of Common Stock issuable upon exercise of warrants, (ii) 211,231 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock and (iii) 335,162 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock, all of which is held by Wheatley Partners, L.P., and
         (b)(i) 14,805 shares of Common Stock

-------------------------------                     ----------------------------
CUSIP No. 903196 10 3                   13D           Page 13 of 38 Pages
-------------------------------                     ----------------------------

         issuable upon exercise of warrants, (ii) 17,945 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock and
         (iii) 28,474 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock, all of which is held by Wheatley Foreign Partners, L.P. Mr. Lieber disclaims beneficial ownership of these securities, except to the extent of his respective equity interest therein.

-------------------------------                     ----------------------------
CUSIP No. 903196 10 3                   13D           Page 14 of 38 Pages
-------------------------------                     ----------------------------


================================================================================
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                       Jonathan Lieber
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                       (b) / /
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
                       PF, OO
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OR ORGANIZATION

                       United States
--------------------------------------------------------------------------------
 NUMBER OF            7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                              6,534(1) shares
  OWNED BY
    EACH
 REPORTING
PERSON WITH
            --------------------------------------------------------------------
                      8          SHARED VOTING POWER

                                          1,063,144(2) shares
            --------------------------------------------------------------------
                      9          SOLE DISPOSITIVE POWER

                                          6,534(1) shares
            --------------------------------------------------------------------
                     10          SHARED DISPOSITIVE POWER

                                          1,063,144(2) shares
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON

                       1,069,678(1)(2) shares
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       23.2%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

                       IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Consists of (i) 2,954 shares of Common Stock issuable upon conversion of warrants and (ii) 3,580 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock, all of which is held by Mr. Lieber.
(2) Includes (a)(i) 174,266 shares of Common Stock issuable upon exercise of warrants, (ii) 211,231 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock and (iii) 335,162 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock, all of which is held by Wheatley Partners, L.P., and
         (b)(i) 14,805 shares of Common Stock

-------------------------------                     ----------------------------
CUSIP No. 903196 10 3                   13D           Page 15 of 38 Pages
-------------------------------                     ----------------------------


         issuable upon exercise of warrants, (ii) 17,945 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock and
         (iii) 28,474 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock, all of which is held by Wheatley Foreign Partners, L.P. Mr. Lieber disclaims beneficial ownership of these securities, except to the extent of his respective equity interest therein.

-------------------------------                     ----------------------------
CUSIP No. 903196 10 3                   13D           Page 16 of 38 Pages
-------------------------------                     ----------------------------

================================================================================
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                       Wheatley Management Ltd.
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                       (b) / /
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
                       OO
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OR ORGANIZATION

                       Cayman Islands, B.W.I.
--------------------------------------------------------------------------------
 NUMBER OF            7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                              0 shares
  OWNED BY
    EACH
 REPORTING
PERSON WITH
            --------------------------------------------------------------------
                      8          SHARED VOTING POWER

                                          77,906(1) shares
            --------------------------------------------------------------------
                      9          SOLE DISPOSITIVE POWER

                                          0 shares
            --------------------------------------------------------------------
                     10          SHARED DISPOSITIVE POWER

                                          77,906(1) shares
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON

                       77,906(1) shares
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       2.0%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

                       OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes (i) 14,805 shares of Common Stock issuable upon exercise of warrants, (ii) 17,945 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock and (iii) 28,474 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock, all of which is held by Wheatley Foreign Partners, L.P. Wheatley Management, Ltd. disclaims beneficial ownership of these securities, except to the extent of its equity interest therein.

-------------------------------                     ----------------------------
CUSIP No. 903196 10 3                   13D           Page 17 of 38 Pages
-------------------------------                     ----------------------------


================================================================================
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                       Wheatley Foreign Partners, L.P.
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                       (b) / /
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
                       WC, OO
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OR ORGANIZATION

                       Delaware
--------------------------------------------------------------------------------
 NUMBER OF            7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                              77,906(1) shares
  OWNED BY
    EACH
 REPORTING
PERSON WITH
            --------------------------------------------------------------------
                      8          SHARED VOTING POWER

                                          985,238(2) shares
            --------------------------------------------------------------------
                      9          SOLE DISPOSITIVE POWER

                                          77,906(1) shares
            --------------------------------------------------------------------
                     10          SHARED DISPOSITIVE POWER

                                          985,238(2) shares
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON

                       1,063,144(1)(2) shares
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       23.1%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

                       PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes (i) 14,805 shares of Common Stock issuable upon exercise of warrants, (ii) 17,945 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock and (iii) 28,474 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock, all of which is held by Wheatley Foreign Partners, L.P.
(2) Includes (i) 174,266 shares of Common Stock issuable upon exercise of warrants, (ii) 211,231 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock and (iii) 335,162 shares of Common Stock

-------------------------------                     ----------------------------
CUSIP No. 903196 10 3                   13D           Page 18 of 38 Pages
-------------------------------                     ----------------------------

         issuable upon conversion of shares of Series D Preferred Stock, all of which is held by Wheatley Partners, L.P. Wheatley Foreign Partners, L.P. disclaims beneficial ownership of these securities, except to the extent of its equity interest therein.

-------------------------------                     ----------------------------
CUSIP No. 903196 10 3                   13D           Page 19 of 38 Pages
-------------------------------                     ----------------------------




================================================================================
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                       Woodland Partners
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) / /
                                                                      (b) / /
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
                       WC, OO
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)                               / /
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OR ORGANIZATION

                       New York
--------------------------------------------------------------------------------
 NUMBER OF            7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                              73,703(1) shares
  OWNED BY
    EACH
 REPORTING
PERSON WITH
            --------------------------------------------------------------------
                      8          SHARED VOTING POWER

                                          0 shares
            --------------------------------------------------------------------
                      9          SOLE DISPOSITIVE POWER

                                          73,703(1) shares
            --------------------------------------------------------------------
                     10          SHARED DISPOSITIVE POWER

                                          0 shares
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON

                       73,703(1) shares
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                             / /
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       1.9%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

                       PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes (i) 17,725 shares of Common Stock issuable upon exercise of warrants, (ii) 21,484 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock and (iii) 18,181 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock, all of which is held by Woodland Partners.

-------------------------------                     ----------------------------
CUSIP No. 903196 10 3                   13D           Page 20 of 38 Pages
-------------------------------                     ----------------------------


================================================================================
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                       Marilyn Rubenstein
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                       (b) / /
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
                       OO
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OR ORGANIZATION

                       United States
--------------------------------------------------------------------------------
 NUMBER OF            7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                              0 shares
  OWNED BY
    EACH
 REPORTING
PERSON WITH
            --------------------------------------------------------------------
                      8          SHARED VOTING POWER

                                          99,841(1) shares
            --------------------------------------------------------------------
                      9          SOLE DISPOSITIVE POWER

                                          0 shares
            --------------------------------------------------------------------
                     10          SHARED DISPOSITIVE POWER

                                          99,841(1) shares
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON

                       99,841(1) shares
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       2.6%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

                       IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes (a)(i) 17,725 shares of Common Stock issuable upon exercise of warrants, (ii) 21,484 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock and (iii) 18,181 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock, all of which is held by Woodland Partners and (b)(i) 11,816 shares of Common Stock issuable upon exercise of warrants and (ii) 14,322 shares of Common Stock issuable upon conversion of shares of Series C
         Preferred Stock, one-half of which is held by each of the Woodland Venture Fund and Seneca Ventures. Mrs.

-------------------------------                     ----------------------------
CUSIP No. 903196 10 3                   13D           Page 21 of 38 Pages
-------------------------------                     ----------------------------




         Rubenstein disclaims beneficial ownership of these securities, except to the extent of her respective equity interest therein.

-------------------------------                     ----------------------------
CUSIP No. 903196 10 3                   13D           Page 22 of 38 Pages
-------------------------------                     ----------------------------




================================================================================
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                       Seneca Ventures
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                       (b) / /
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
                       WC, OO
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OR ORGANIZATION

                       New York
--------------------------------------------------------------------------------
 NUMBER OF            7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                              13,069(1) shares
  OWNED BY
    EACH
 REPORTING
PERSON WITH
            --------------------------------------------------------------------
                      8          SHARED VOTING POWER

                                          0 shares
            --------------------------------------------------------------------
                      9          SOLE DISPOSITIVE POWER

                                          13,069(1) shares
            --------------------------------------------------------------------
                     10          SHARED DISPOSITIVE POWER

                                          0 shares
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON

                       13,069(1) shares
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       0.3%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

                       PN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Consists of (i) 5,908 shares of Common Stock issuable upon exercise of warrants and (ii) 7,161 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock, all of which is held by Seneca Ventures.

-------------------------------                     ----------------------------
CUSIP No. 903196 10 3                   13D           Page 23 of 38 Pages
-------------------------------                     ----------------------------


================================================================================
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                       Woodland Venture Fund
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                       (b) / /
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
                       WC, OO
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OR ORGANIZATION

                       New York
--------------------------------------------------------------------------------
 NUMBER OF            7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                              13,069(1) shares
  OWNED BY
    EACH
 REPORTING
PERSON WITH
            --------------------------------------------------------------------
                      8          SHARED VOTING POWER

                                          0 shares
            --------------------------------------------------------------------
                      9          SOLE DISPOSITIVE POWER

                                          13,069(1) shares
            --------------------------------------------------------------------
                     10          SHARED DISPOSITIVE POWER

                                          0 shares
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON

                       13,069(1) shares
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       0.3%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

                       PN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Consists of (i) 5,908 shares of Common Stock issuable upon exercise of warrants and (ii) 7,161 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock, all of which is held by Woodland Venture Fund.

-------------------------------                     ----------------------------
CUSIP No. 903196 10 3                   13D           Page 24 of 38 Pages
-------------------------------                     ----------------------------


================================================================================
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                       Woodland Services Corp.
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                       (b) / /
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
                       OO
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OR ORGANIZATION

                       New York
--------------------------------------------------------------------------------
 NUMBER OF            7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                              0 shares
  OWNED BY
    EACH
 REPORTING
PERSON WITH
            --------------------------------------------------------------------
                      8          SHARED VOTING POWER

                                          26,138(1) shares
            --------------------------------------------------------------------
                      9          SOLE DISPOSITIVE POWER

                                          0 shares
            --------------------------------------------------------------------
                     10          SHARED DISPOSITIVE POWER

                                          26,138(1) shares
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON

                       26,138(1) shares
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          0.7%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

                       PN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Consists of (i) 11,816 shares of Common Stock issuable upon exercise of warrants and (ii) 14,322 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock, one-half of which is held by each of the Woodland Venture Fund and Seneca Ventures. Woodland Services Corp. disclaims beneficial ownership of these securities, except to the extent of its respective equity interest therein.

-------------------------------                     ----------------------------
CUSIP No. 903196 10 3                   13D           Page 25 of 38 Pages
-------------------------------                     ----------------------------


================================================================================
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                       Dana Lieber
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) / /
                                                                      (b) / /
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
                       PF
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)                               / /
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OR ORGANIZATION

                       United States
--------------------------------------------------------------------------------
 NUMBER OF            7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                              7,842(1) shares
  OWNED BY
    EACH
 REPORTING
PERSON WITH
            --------------------------------------------------------------------
                      8          SHARED VOTING POWER

                                          0 shares
            --------------------------------------------------------------------
                      9          SOLE DISPOSITIVE POWER

                                          7,842(1) shares
            --------------------------------------------------------------------
                     10          SHARED DISPOSITIVE POWER

                                          0 shares
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON

                       7,842(1) shares
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       0.2%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

                       IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Consists of (i) 3,545 shares of Common Stock issuable upon exercise of warrants and (ii) 4,297 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock, all of which is held by Ms. Lieber.

-------------------------------                     ----------------------------
CUSIP No. 903196 10 3                   13D           Page 26 of 38 Pages
-------------------------------                     ----------------------------


                  The following constitutes the Schedule 13D filed by the undersigned (the "Schedule 13D").

Item 1.           Security and Issuer.
                  --------------------

                  This statement relates to shares (the "Shares") of the common stock, $.01 par value per share ("Common Stock"), of UOL Publishing, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 8251 Greensboro Drive, Suite 500, McLean, Virginia 22102.

Item 2.           Identity and Background.
                  ------------------------

   1.   (a)   Wheatley Partners, L.P., a Delaware limited partnership
              ("Wheatley").
        (b)   Address:         80 Cuttermill Road
                               Suite 311
                               Great Neck, NY 11021
        (c)   Principal Business:                Investments

   2.   (a)   Wheatley Foreign Partners, L.P., a Delaware limited partnership
              ("Wheatley Foreign").
        (b)   Address:         Third Floor
                               One Capital Place
                               P.O. Box 1062
                               George Town, Grand Cayman
                               Cayman Islands, B.W.I.
        (c)   Principal Business:                Investments

   3.   (a)   Wheatley Management Ltd., a Cayman Islands corporation ("Wheatley
              Management").
        (b)   Address:         Third Floor
                               One Capital Place
                               P.O. Box 1062
                               George Town, Grand Cayman
                               Cayman Islands, B.W.I.
        (c)   Principal Business:                Investments

   4.   (a)  Wheatley  Partners,   LLC,  a  Delaware  limited
              liability company ("Wheatley LLC").
        (b)   Address:         80 Cuttermill Road
                               Suite 311
                               Great Neck, NY 11021
        (c)   Principal Business:                Investments

   5.   (a)   Barry Fingerhut
        (b)   Address:         80 Cuttermill Road
                               Suite 311
                               Great Neck, NY 11021
        (c)   Principal Business:                Investments
        (f)   Citizenship:                       United States

   6.   (a)   Barry Rubenstein
        (b)   Address:         68 Wheatley Road
                               Brookville, New York 11545
        (c)   Principal Business:                Investments
        (f)   Citizenship:                       United States

   7.   (a)   Woodland Partners, a New York general partnership.
        (b)   Address:         68 Wheatley Road
                               Brookville, New York 11545
        (c)   Principal Business:                Investments

-------------------------------                     ----------------------------
CUSIP No. 903196 10 3                   13D           Page 27 of 38 Pages
-------------------------------                     ----------------------------




   8.   (a)   Marilyn Rubenstein
        (b)   Address:         68 Wheatley Road
                               Brookville, New York 11545
        (c)   Principal Business:                Investments
        (f)   Citizenship:                       United States

   9.   (a)   Irwin Lieber
        (b)   Address:         80 Cuttermill Road
                               Suite 311
                               Great Neck, NY 11021
        (c)   Principal Business:                Investments
        (f)   Citizenship:                       United States

   10.  (a)   Jonathan Lieber
        (b)   Address:         80 Cuttermill Road
                               Suite 311
                               Great Neck, NY 11021
        (c)   Principal Business:                Investments
        (f)   Citizenship:                       United States

   11.  (a)   Seth Lieber
        (b)   Address:         80 Cuttermill Road
                               Suite 311
                               Great Neck, NY 11021
        (c)   Principal Business:                Investments
        (f)   Citizenship:                       United States

   12.  (a)   Seneca Ventures, a New York general partnership.
        (b)   Address:         68 Wheatley Road
                               Brookville, NY 11545
        (c)   Principal Business:                Investments

   13.  (a)   Woodland Venture Fund, a New York general partnership.
        (b)   Address:         68 Wheatley Road
                               Brookville, NY 11545
        (c)   Principal Business:                Investments

   14.  (a)   Woodland Services Corp, a New York corporation.
        (b)   Address:         68 Wheatley Road
                               Brookville, NY 11545
        (c)   Principal Business:                Investments

   15.  (a)   Dana Lieber
        (b)   Address:         c/o Irwin Lieber
                               80 Cuttermill Road
                               Suite 311
                               Great Neck, NY 11021
        (c)   Principal Business:                Student
        (d)   Citizenship:                       United States


                  (d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

-------------------------------                     ----------------------------
CUSIP No. 903196 10 3                   13D           Page 28 of 38 Pages
-------------------------------                     ----------------------------

                  Each of the foregoing may, at times, be referred to as a "Reporting Person" and, collectively, as the "Reporting Persons."

Item 3.           Source and Amount of Funds or Other Consideration.(2)
                  ---------------------------------------------------

                  The aggregate purchase price of the 985,238 shares of Common Stock (including 720,659 shares issuable upon exercise of warrants and conversion of convertible preferred stock) held by Wheatley is $5,669,835 and were acquired and will be acquired with its working capital and its other funds.

                  The aggregate purchase price of the 77,906 shares of Common Stock (including 61,224 shares issuable upon exercise of warrants and conversion of convertible preferred stock) held by Wheatley Foreign is $430,172 and were acquired and will be acquired with its working capital and its other funds.

                  The aggregate purchase price of the 73,703 shares of Common Stock (including 57,390 shares issuable upon exercise of warrants and conversion of convertible preferred stock) held by Woodland Partners is $394,993 and were acquired and will be with its working capital and other funds.

                  The aggregate purchase price of the 13,069 shares of Common Stock (consisting of 13,069 shares issuable upon exercise of warrants and conversion of convertible preferred stock) held by Seneca Ventures is $49,996 and were acquired and will be acquired with its working capital and its other funds.

                  The aggregate purchase price of the 13,069 shares of Common Stock (consisting of 13,069 shares issuable upon exercise of warrants and conversion of convertible preferred stock) held by Woodland Venture Fund is $49,996 and were acquired and will be acquired with its working capital and its other funds.

                  The aggregate purchase price of the 160,700 shares of Common Stock (including 138,137 shares issuable upon exercise of options and warrants and conversion of convertible preferred stock) held by Barry Fingerhut or an account for which Mr. Fingerhut has sole voting and dispositive power is $813,749 and were acquired and will be acquired with his personal funds, its working capital and their other funds.

                  The aggregate purchase price of the 67,169 shares of Common Stock (including 50,856 shares issuable upon exercise of warrants and conversion of convertible preferred stock) held by Irwin Lieber is $369,995 and were acquired and will be acquired with his personal and other funds.

                  The aggregate purchase price of the 9,346 shares of Common Stock (including 6,534 shares issuable upon exercise of warrants and conversion of convertible preferred stock) held by Seth Lieber is $50,000 and were acquired and will be acquired with his personal and other funds.

                  The aggregate purchase price of the 6,534 shares of Common Stock (consisting of 6,534 shares issuable upon exercise of warrants and conversion of convertible preferred stock) held by Jonathan Lieber is $25,000 and were acquired and will be acquired with his personal and other funds.

                  The aggregate purchase price of the 7,842 shares of Common Stock (consisting of 7,842 shares issuable upon exercise of warrants and conversion of convertible preferred stock) held by Dana Lieber is $30,000 and were acquired and will be acquired with her personal and other funds.

--------
    (2) None of the aggregate purchase prices set forth in this Item 3 includes the exercise price to be paid upon exercise of any options or warrants or the conversion price to be paid upon conversion of any shares of convertible preferred stock.

-------------------------------                     ----------------------------
CUSIP No. 903196 10 3                   13D           Page 29 of 38 Pages
-------------------------------                     ----------------------------




Item 4.           Purpose of Transaction.
                  -----------------------

                  Other than Mr. Fingerhut's capacity as director of the Issuer, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of
Schedule 13D except as set forth herein.

Item 5.           Interest in Securities of the Issuer.
                  -------------------------------------

                  (a) The following table sets forth the aggregate number and percentage (based on 3,826,357 shares of Common Stock outstanding as of August 14, 1998 as reported by the Issuer on its Form 10-Q for the quarterly period ended June 30, 1998) of Common Stock beneficially owned by each Reporting Person named in Item 2 of Schedule 13D.


                                                                Percentage of
                                          Shares of Common     Shares of Common
                                                Stock               Stock
Name                                     Beneficially Owned   Beneficially Owned
----                                     ------------------   ------------------

Wheatley Partners, L.P.(1) .........         1,063,144              23.1

Barry Rubenstein(2) ................         1,162,985              24.8

Irwin Lieber(3) ....................         1,138,155              24.4

Barry Fingerhut(4) .................         1,223,844              25.8

Wheatley Partners, LLC(5) ..........         1,063,144              23.1

Seth Lieber(6) .....................         1,072,490              23.2

Jonathan Lieber(7) .................         1,069,678              23.2

Wheatley Management Ltd.(8) ........            77,906               2.0

Wheatley Foreign Partners, L.P.(9)..         1,063,144              23.1

Woodland Partners(10) ..............            73,703               1.9

Marilyn Rubenstein(11) .............            99,841               2.6

Seneca Ventures(12) ................            13,069               0.3

Woodland Venture Fund(13) ..........            13,069               0.3

Woodland Services Corp.(14) ........            26,138               0.7

Dana Lieber(15) ....................             7,842               0.2


---------------------

(1) Includes (i) 174,266 shares of Common Stock issuable upon exercise of warrants, (ii) 211,231 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock and (iii) 335,162 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock, all of which is held by Wheatley Partners, L.P. Also includes
         (i) 14,805  shares of Common Stock  issuable upon exercise of warrants,
         (ii) 17,945 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock and (iii) 28,474 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock, all of which is held by Wheatley Foreign Partners, L.P. Wheatley Partners, L.P. disclaims beneficial ownership of these securities, except to the extent of its equity interest therein.

(2) Includes (a)(i) 174,266 shares of Common Stock issuable upon exercise of warrants, (ii) 211,231 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock and (iii) 335,162 shares of Common Stock

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CUSIP No. 903196 10 3                   13D           Page 30 of 38 Pages
-------------------------------                     ----------------------------




         issuable upon conversion of shares of Series D Preferred Stock, all of which is held by Wheatley Partners, L.P., (b)(i) 14,805 shares of Common Stock issuable upon exercise of warrants, (ii) 17,945 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock and (iii) 28,474 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock, all of which is held by Wheatley Foreign Partners, L.P., (c)(i) 17,725 shares of Common Stock issuable upon exercise of warrants, (ii) 21,484 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock and (iii) 18,181 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock, all of which is held by Woodland Partners and (d)(i) 11,816 shares of Common Stock issuable upon exercise of warrants and
         (ii) 14,322 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock, one-half of which is held by each of the Woodland Venture Fund and Seneca Ventures. Mr. Rubenstein disclaims beneficial ownership of these securities, except to the extent of his respective equity interest therein.

(3) Includes (i) 14,771 shares of Common Stock issuable upon exercise of warrants, (ii) 17,904 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock and (iii) 18,181 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock, all of which is held by Mr. Lieber. Also includes (a)(i) 174,266 shares of Common Stock issuable upon exercise of warrants, (ii) 211,231 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock and (iii) 335,162 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock, all of which is held by Wheatley Partners, L.P., (b)(i) 14,805 shares of Common Stock issuable upon exercise of warrants, (ii) 17,945 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock and
         (iii) 28,474 shares of Common Stock issuable upon conversion of Series D Preferred Stock, all of which is held by Wheatley Foreign Partners, L.P. and (c)(i) 3,545 shares of Common Stock issuable upon exercise of warrants and (ii) 4,297 shares of Common Stock issuable upon conversion of shares of Series C Preferred stock, all of which is owned by one of Mr. Lieber's children and whose shares may be deemed to be beneficially owned by Mr. Lieber. Mr. Lieber disclaims beneficial ownership of these securities, except to the extent of his respective equity interest therein.

(4) Includes (a)(i) 37,814 shares of Common Stock issuable upon exercise of warrants, (ii) 45,835 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock, (iii) 2,500 shares of Common Stock issuable upon exercise of options and (iv) 45,454 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock, all of which is held by Mr. Fingerhut, and (b)(i) 2,954 shares of Common Stock issuable upon exercise of warrants and (ii) 3,580 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock, all of which is held by an account for which Mr. Fingerhut has sole voting and dispositive power. Also includes (a)(i) 174,266 shares of Common Stock issuable upon exercise of warrants, (ii) 211,231 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock and (iii) 335,162 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock, all of which is held by Wheatley Partners, L.P., and (b)(i) 14,805 shares of Common Stock issuable upon exercise of warrants, (ii) 17,945 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock and (iii) 28,474 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock, all of which is held by Wheatley Foreign Partners, L.P. Mr. Fingerhut disclaims beneficial ownership of these securities, except to the extent of his respective equity interest therein.

(5) Includes (a)(i) 174,266 shares of Common Stock issuable upon exercise of warrants, (ii) 211,231 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock and (iii) 335,162 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock, all of which

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CUSIP No. 903196 10 3                   13D           Page 31 of 38 Pages
-------------------------------                     ----------------------------




         is held by Wheatley Partners, L.P., and (b)(i) 14,805 shares of Common Stock issuable upon exercise of warrants, (ii) 17,945 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock and (iii) 28,474 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock, all of which is held by Wheatley Foreign Partners, L.P. Wheatley Partners, LLC disclaims beneficial ownership of these securities, except to the extent of its respective equity interest therein.

(6) Includes (i) 2,954 shares of Common Stock issuable upon conversion of warrants and (ii) 3,580 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock, all of which is held by Mr. Lieber. Also includes (a)(i) 174,266 shares of Common Stock issuable upon exercise of warrants, (ii) 211,231 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock and (iii) 335,162 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock, all of which is held by Wheatley Partners, L.P., and
         (b)(i) 14,805 shares of Common Stock issuable upon exercise of warrants, (ii) 17,945 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock and (iii) 28,474 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock, all of which is held by Wheatley Foreign Partners, L.P. Mr. Lieber disclaims beneficial ownership of these securities, except to the extent of his respective equity interest therein.

(7) Consists of (i) 2,954 shares of Common Stock issuable upon conversion of warrants and (ii) 3,580 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock, all of which is held by Mr. Lieber. Also includes (a)(i) 174,266 shares of Common Stock issuable upon exercise of warrants, (ii) 211,231 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock and
         (iii) 335,162 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock, all of which is held by Wheatley Partners, L.P., and (b)(i) 14,805 shares of Common Stock issuable upon exercise of warrants, (ii) 17,945 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock and (iii) 28,474 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock, all of which is held by Wheatley Foreign Partners, L.P. Mr. Lieber disclaims beneficial ownership of these securities, except to the extent of his respective equity interest therein.

(8) Includes (i) 14,805 shares of Common Stock issuable upon exercise of warrants, (ii) 17,945 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock and (iii) 28,474 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock, all of which is held by Wheatley Foreign Partners, L.P. Wheatley Management, Ltd. disclaims beneficial ownership of these securities, except to the extent of its equity interest therein.

(9) Includes (i) 14,805 shares of Common Stock issuable upon exercise of warrants, (ii) 17,945 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock and (iii) 28,474 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock, all of which is held by Wheatley Foreign Partners, L.P. Also includes
         (i) 174,266  shares of Common Stock issuable upon exercise of warrants,
         (ii) 211,231 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock and (iii) 335,162 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock, all of which is held by Wheatley Partners, L.P. Wheatley Foreign Partners, L.P. disclaims beneficial ownership of these securities, except to the extent of its equity interest therein.

(10) Includes (i) 17,725 shares of Common Stock issuable upon exercise of warrants, (ii) 21,484 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock and (iii) 18,181 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock, all of which is held by Woodland Partners.

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CUSIP No. 903196 10 3                   13D           Page 32 of 38 Pages
-------------------------------                     ----------------------------


(11) Includes (a)(i) 17,725 shares of Common Stock issuable upon exercise of warrants, (ii) 21,484 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock and (iii) 18,181 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock, all of which is held by Woodland Partners and (b)(i) 11,816 shares of Common Stock issuable upon exercise of warrants and (ii) 14,322 shares of Common Stock issuable upon conversion of shares of Series C
         Preferred Stock, one-half of which is held by each of the Woodland Venture Fund and Seneca Ventures. Mrs. Rubenstein disclaims beneficial ownership of these securities, except to the extent of her respective equity interest therein.

(12) Consists of (i) 5,908 shares of Common Stock issuable upon exercise of warrants and (ii) 7,161 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock, all of which is held by Seneca Ventures.

(13) Consists of (i) 5,908 shares of Common Stock issuable upon exercise of warrants and (ii) 7,161 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock, all of which is held by Woodland Venture Fund.

(14) Consists of (i) 11,816 shares of Common Stock issuable upon exercise of warrants and (ii) 14,322 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock, one-half of which is held by each of the Woodland Venture Fund and Seneca Ventures. Woodland Services Corp. disclaims beneficial ownership of these securities, except to the extent of its respective equity interest therein.

(15) Consists of (i) 3,545 shares of Common Stock issuable upon exercise of warrants and (ii) 4,297 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock, all of which is held by Ms. Lieber.

                  (b) Wheatley has sole power to vote and dispose of 985,238 shares of Common Stock, representing approximately 21.7% of the outstanding shares of Common Stock and may be deemed to have shared power to vote and dispose of 77,906 shares of Common Stock, representing approximately 2.0% of the outstanding shares of Common Stock.

         Wheatley Foreign has sole power to vote and dispose of 77,906 shares of Common Stock, representing approximately 2.0% of the outstanding shares of Common Stock and may be deemed to have shared power to vote and dispose of 985,238 shares of Common Stock, representing approximately 21.7% of the outstanding shares of Common Stock.

         By virtue of being a general partner of Wheatley Foreign, Wheatley Management may be deemed to have shared power to vote and dispose of 77,906 shares of Common Stock, representing approximately 2.0% of the outstanding shares of Common Stock.

         By virtue of being the general partner of Wheatley and a general partner of Wheatley Foreign, Wheatley LLC may be deemed to have shared power to vote and dispose of 1,063,144 shares of Common Stock, representing approximately 23.1% of the outstanding shares of Common Stock.

         By virtue of his being a member and Chief Executive Officer of Wheatley LLC, a general partner of Woodland Partners, Seneca Ventures and Woodland Venture Fund and the President and sole shareholder of Woodland Services Corp., Barry Rubenstein may be deemed to have shared power to vote and dispose of 1,162,985 shares of Common Stock, representing approximately 24.8% of the outstanding shares of Common Stock.

         Irwin Lieber has sole power to vote and dispose of 67,169 shares of Common Stock, representing approximately 1.7% of the outstanding shares of Common Stock and by virtue of his being a member and President, Secretary and Treasurer of Wheatley LLC and Ms. Dana Lieber's father, Mr. Lieber may be deemed to have shared power to vote and dispose of 1,070,986 shares of Common Stock, representing approximately 23.2% of the outstanding shares of Common Stock.

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CUSIP No. 903196 10 3                   13D           Page 33 of 38 Pages
-------------------------------                     ----------------------------


         Barry Fingerhut has sole power to vote and dispose of 160,700 shares of Common Stock, representing approximately 4.1% of the outstanding shares of Common Stock and by virtue of his being a member and Executive Vice President of Wheatley LLC, Mr. Fingerhut may be deemed to have shared power to vote and dispose of 1,063,144 shares of Common Stock, representing approximately 23.1% of the outstanding shares of Common Stock.

         Jonathan Lieber has sole power to vote and dispose of 6,534 shares of Common Stock, representing less than 1% of the outstanding shares of Common Stock and by virtue of his being a member and Vice President of Wheatley LLC, Mr. Lieber may be deemed to have shared power to vote and dispose of 1,063,144 shares of Common Stock, representing approximately 23.1% of the outstanding shares of Common Stock.

         Seth Lieber has sole power to vote and dispose of 9,346 shares of Common Stock, representing less than 1% of the outstanding shares of Common Stock and by virtue of his being a member and Vice President of Wheatley LLC, Mr. Lieber may be deemed to have shared power to vote and dispose of 1,063,144 shares of Common Stock, representing approximately 23.1% of the outstanding shares of Common Stock.

         Woodland Partners has sole power to vote and dispose of 73,703 shares of Common Stock, representing approximately 1.9% of the outstanding shares of Common Stock.

         By virtue of her being a general partner of Woodland Partners and the Secretary and Treasurer of Woodland Services Corp., a general partner of Seneca Ventures and Woodland Venture Fund, Marilyn Rubenstein may be deemed to have shared power to vote and dispose of 99,841 shares of Common Stock, representing approximately 2.6% of the outstanding shares of Common Stock.

         Seneca Ventures has sole power to vote and dispose of 13,069 shares of Common Stock, representing less than 1% of the outstanding shares of Common Stock.

         Woodland Venture Fund has sole power to vote and dispose of 13,069 shares of Common Stock, representing less than 1% of the outstanding shares of Common Stock.

         By virtue of its being a general partner of Seneca Ventures and Woodland Venture Fund, Woodland Services Corp. may be deemed to have shared power to vote and dispose of 26,138 shares of Common Stock, representing less than 1% of the outstanding shares of Common Stock.

         Dana Lieber has sole power to vote and dispose of 7,842 shares of Common Stock, representing less than 1% of the outstanding shares of Common Stock.

                  (c) No Reporting Person identified in Item 2 of this Schedule 13D has effected any transaction in shares of Common Stock of the Issuer in the last sixty days.

                  (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of Common Stock.

                  (e)      Not applicable.

Item 6.           Contracts, Agreements, Understandings or
                  Relationships with Respect to Securities of the Issuer.
                  -------------------------------------------------------

                  Other than as described herein, there are no contracts, arrangements or understandings among the Reporting Persons, or between the Reporting Persons and any other Person, with respect to the securities of the Issuer.

Item 7.           Material to be Filed as Exhibits.
                  ---------------------------------

                  1.       Joint Filing Agreement

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CUSIP No. 903196 10 3                   13D           Page 34 of 38 Pages
-------------------------------                     ----------------------------

                                   SIGNATURES
                                   ----------

                  After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 9, 1998          WHEATLEY PARTNERS, L.P.
                                    By: Wheatley Partners, LLC,
                                        General Partner


                                    By:  /s/ Barry Rubenstein
                                         -------------------------------------
                                             Barry Rubenstein, Chief Executive
                                             Officer

                                    WHEATLEY PARTNERS, LLC


                                    By:  /s/ Barry Rubenstein
                                         -------------------------------------
                                             Barry Rubenstein, Chief Executive
                                             Officer


                                         /s/ Barry Rubenstein
                                         -------------------------------------
                                             Barry Rubenstein


                                         /s/ Irwin Lieber
                                         -------------------------------------
                                             Irwin Lieber


                                         /s/ Barry Fingerhut
                                         -------------------------------------
                                             Barry Fingerhut


                                         /s/ Seth Lieber
                                         -------------------------------------
                                             Seth Lieber


                                         /s/ Jonathan Lieber
                                         -------------------------------------
                                             Jonathan Lieber


                                         /s/ Dana Lieber
                                         -------------------------------------
                                             Dana Lieber

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CUSIP No. 903196 10 3                   13D           Page 35 of 38 Pages
-------------------------------                     ----------------------------




                                    WHEATLEY MANAGEMENT LTD.


                                    By:  /s/ Irwin Lieber
                                         -------------------------------------
                                             Irwin Lieber, President


                                    WHEATLEY FOREIGN PARTNERS, L.P.
                                    By:  Wheatley Partners, LLC, General
                                             Partner

                                    By:   /s/ Barry Rubenstein
                                         -------------------------------------
                                             Barry Rubenstein, Chief Executive
                                             Officer


                                    SENECA VENTURES

                                    By:   /s/ Barry Rubenstein
                                         -------------------------------------
                                             Barry Rubenstein, a General Partner


                                    WOODLAND PARTNERS

                                    By:   /s/ Barry Rubenstein
                                         -------------------------------------
                                             Barry Rubenstein, a General Partner


                                    WOODLAND VENTURE FUND

                                    By:   /s/ Barry Rubenstein
                                         -------------------------------------
                                             Barry Rubenstein, a General Partner



                                          /s/ Marilyn Rubenstein
                                         -------------------------------------
                                             Marilyn Rubenstein


                                    WOODLAND SERVICES CORP.

                                    By:   /s/ Barry Rubenstein
                                         -------------------------------------
                                             Barry Rubenstein, President

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CUSIP No. 903196 10 3                   13D           Page 36 of 38 Pages
-------------------------------                     ----------------------------




                                  EXHIBIT INDEX


Exhibit                                                                 Page

A.       Joint Filing Agreement                                          37

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CUSIP No. 903196 10 3                   13D           Page 37 of 38 Pages
-------------------------------                     ----------------------------




                                    EXHIBIT A

                             JOINT FILING AGREEMENT

                  In accordance with Rule 13d-1(f)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated September 9, 1998 (including amendments thereto) with respect to the Common Stock of UOL Publishing, Inc. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated:  September 9, 1998           WHEATLEY PARTNERS, L.P.
                                    By: Wheatley Partners, LLC,
                                        General Partner


                                    By:  /s/ Barry Rubenstein
                                         -------------------------------------
                                             Barry Rubenstein, Chief Executive
                                             Officer

                                    WHEATLEY PARTNERS, LLC


                                    By:  /s/ Barry Rubenstein
                                         -------------------------------------
                                             Barry Rubenstein, Chief Executive
                                             Officer


                                         /s/ Barry Rubenstein
                                         -------------------------------------
                                             Barry Rubenstein


                                         /s/ Irwin Lieber
                                         -------------------------------------
                                             Irwin Lieber


                                         /s/ Barry Fingerhut
                                         -------------------------------------
                                             Barry Fingerhut


                                         /s/ Seth Lieber
                                         -------------------------------------
                                             Seth Lieber


                                         /s/ Jonathan Lieber
                                         -------------------------------------
                                             Jonathan Lieber


                                         /s/ Dana Lieber
                                         -------------------------------------
                                             Dana Lieber

                                    WHEATLEY MANAGEMENT LTD.


                                    By:  /s/ Irwin Lieber
                                         -------------------------------------
                                             Irwin Lieber, President


                                    WHEATLEY FOREIGN PARTNERS, L.P.
                                    By:  Wheatley Partners, LLC, General
                                             Partner

                                    By:   /s/ Barry Rubenstein
                                         -------------------------------------
                                             Barry Rubenstein, Chief Executive
                                             Officer


                                    SENECA VENTURES

                                    By:   /s/ Barry Rubenstein
                                         -------------------------------------
                                             Barry Rubenstein, a General Partner


                                    WOODLAND PARTNERS

                                    By:   /s/ Barry Rubenstein
                                         -------------------------------------
                                             Barry Rubenstein, a General Partner


                                    WOODLAND VENTURE FUND

                                    By:   /s/ Barry Rubenstein
                                         -------------------------------------
                                             Barry Rubenstein, a General Partner



                                          /s/ Marilyn Rubenstein
                                         -------------------------------------
                                             Marilyn Rubenstein


                                    WOODLAND SERVICES CORP.

                                    By:   /s/ Barry Rubenstein
                                         -------------------------------------
                                             Barry Rubenstein, President